# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: cbdMD, Inc., CIK 0001644903
CUSIP: 12482W408
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2101 Westinghouse Blvd., Suite A, Charlotte, North Carolina (NC), 28273
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0001655238
Persons authorized to receive notices and communications: Akretive Holdings, LLC, 2101 Westinghouse Blvd., Suite A, Charlotte, North Carolina (NC), 28273, 704-445-3060

## Reporting persons
- Akretive Holdings LLC (CIK 0001655238): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 2,229,805; shared voting power 0; sole dispositive power 2,229,805; shared dispositive power 0; aggregate amount beneficially owned 2,229,805 (15.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: cbdMD, Inc.
Address of issuer's principal executive offices: 2101 Westinghouse Blvd., Suite A, Charlotte, North Carolina (NC), 28273

## Item 2. Identity and Background
Name of person filing: Akretive Holdings, LLC.
Residence or business address: The address is c/o Akretive LLC, P.O. Box 1447, Franklin, TN 37065.
Present principal occupation or employment: Akretive LLC is the Managing Member of the Reporting Person. Mr. Patrick Ogle is the Managing Member of Akretive LLC.
Criminal convictions in the last five years: During the past five years the Reporting Person and Patrick Ogle have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person nor Patrick Ogle a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Person and Patrick Ogle have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person nor Patrick Ogle a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Akretive Holdings, LLC is a New York limited liability company, Akretive LLC is a Nevada limited liability company, and Mr. Patrick Ogle is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 30, 2026, the Reporting Person acquired 2,229,805 shares of the Issuer's common stock pursuant to an Asset Purchase Agreement dated September 1, 2026, by and among the Issuer, To Be Brands, LLC, Twinlab Consolidated Holdings, Inc., Twinlab Consolidated Holdings, Inc., Philip J. Von Kahle, in his capacity as the duly appointed assignee for the benefit of creditors; and the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired all of his securities pursuant to an Asset Purchase Agreement dated September 1, 2026, which provides the Reporting Person with the right to nominate a director for the Nominating and Corporate Governance Committee of the Issuer to consider. The Reporting Person also acquired a Senior Secured Promissory Note.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 2,229,805 shares of the Issuer's common stock. The above number of shares amounts to approximately 15.9% of the 14,048,386 outstanding shares of the Issuer's common stock as of October 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Patrick Ogle has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Akretive Holdings LLC: /s/ Patrick Ogle, Patrick Ogle, Managing Member (11/04/2026)